Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Millions of Dollars, Except Ratios)

Six Months Ended June 30,
2018
Earnings available for fixed charges, as defined:
Net income	$208
Tax expense based on income	67
Fixed charges	110
Earnings available for fixed charges, as defined	$385
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$106
Estimated interest cost within rental expense	1
Amortization of net debt premium, discount, and expenses	3
Total fixed charges, as defined	$110
Ratio of earnings to fixed charges	3.5
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2
Adjustment to pretax basis	—
$2

Combined fixed charges and preferred stock dividend requirements	$112
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.4